Exhibit 99.1

Qiao Xing Universal’s Major Subsidiary, CEC Telecom Co., Ltd, Continued Significant Growth In 2005.
HUIZHOU, Guangdong, China, Feb. 3 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced that its major subsidiary, CEC Telecom Co., Ltd (CECT), achieved significant growth in 2005. Compared with those of 2004, the sales revenue, gross profit, and net profit of 2005 on an unaudited basis are estimated to increase by 24%, over 100% and over 80% to reach USD255 million, USD43 million and USD29 million respectively.
Mr. Wu Zhi Yang, CEO of CECT and Vice Chairman of XING, said, “Though the aggregate market share of domestic players has been declining for two consecutive years, we were able to attain outstanding operating performance. In 2005, CECT ranked number two among domestic players in term of market share growth in the China mobile phone market.
“The success in conducting its high-end mobile phone strategy (Multi-media mobile phone strategy), contribute much to CECT’s significant growth in sales revenue and gross profit. In 2005, CECT launched a number of unique and well-received high-end mobile phones, including PO8 PPC smartphone embedded with Microsoft’s operating system and COOL PAD 728, the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone.
“In 2005, the average gross margin of CECT’s mobile phone products has increased significantly from 10% of 2004 to 16%, which also benefit from the continued improvement in its R&D and its tireless cost control efforts.
“Attributable to its well-established distribution network and wide recognized brand name, in 2005, the sales expenses as percentage of sales revenue has decreased to great extent. That is another favorable factor to lift our bottom line.
“In Year 2006 and beyond, we will, as always, adhere to our business philosophy of ‘high-technology, high growth and high profit ‘to achieve greater success in the future.”
About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728’. The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.

SOURCE	Qiao Xing Universal Telephone, Inc.
-0-	02/03/2006
     /CONTACT: Rick Xiao, IR Director of XING, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /